Exhibit 21.1

HUMBL, Inc.

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation	Percentage Owned
Tickeri, Inc.	Delaware	100%
Monster Creative, LLC	Delaware	100%
HUMBL Financial Singapore, PTE. LTD.	Singapore	100%
HUMBL Oceania Pty Ltd	Australia	100%